UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

VALOR GOLD CORP.
(Name of Issuer)

Common Stock,
(Title of Class of Securities)

92025W10
(CUSIP Number)

July 30, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	NAMES OF REPORTING PERSONS. PARAMOUNT GOLD & SILVER CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) N/A
12.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

(a)         Name of Issuer:

VALOR GOLD CORP.

(b)         Address of Issuer’s Principal Executive Office:

200 S. Virginia Street
8th Floor
Reno, NV 89501

Item 2.

(a)         Name of Person Filing:

Paramount Gold & Silver Corp.

(b)         Address of Principal Business Office or, if none, Residence:

The business address of Paramount Gold & Silver Corp. is 665 Anderson Street, Winnemucca, Nevada 89445.

(c)         Citizenship:

Delaware.

(d)         Title of Class of Securities:

Common Stock

(e)         CUSIP Number:

92025W10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of page 2 of this Schedule 13G/A, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2013

PARAMOUNT GOLD & SILVER CORP.

By:	/s/ Christopher Crupi
Name:	Christopher Crupi
Title:	President and Chief Executive Officer